Exhibit 12b

Idaho Power Company
Consolidated Financial Information
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Rquirements

	Twelve Months Ended					Twelve Months
	December 31,					Ended
	(Thousands of Dollars)					September 30,

	1997	1998	1999	2000	2001	2002

Earnings, as defined:
Income from continuing operations
before income taxes	$135,908	$133,021	$119,872	$128,139	$48,250	$76,257
Adjust for distributed income of equity
investees	(3,943)	(4,697)	(837)	(3,116)	(1,620)	(4,105)
Equity in loss of equity method
investments	-	476	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	-	(125)	-	-	-	-
Fixed charges, as below	61,743	61,394	62,969	58,833	64,964	62,997
Total earnings, as defined	$193,708	$190,069	$182,004	$183,856	$111,594	$135,149

Fixed charges, as defined:
Interest charges	$60,761	$60,593	$62,014	$57,797	$64,002	$62,070
Rental interest factor	982	801	955	1,036	962	927
Total fixed charges	$61,743	$61,394	$62,969	$58,833	$64,964	$62,997

Preferred stock dividends - gross up Idaho
Power rate	7,803	8,275	8,133	9,564	9,033	4,627

Total combined fixed charges
and preferred dividends	$69,546	$69,669	$71,102	$68,397	$73,997	$67,624

Ratio of earnings to fixed charges	2.79x	2.73x	2.56x	2.69x	1.51x	2.00x